INSURANCE BINDER	60505	FRANKCRYSTAL
& COMPANY
FINANCIAL SQUARE · 32 OLD SLIP · NEW YORK, NY 10005
(212) 344-2444 · (800) 221-5830
TELEX: 222792 · CABLE: CRYSTINSCOS
TELECOPIER: (212) 425-7017

Insured’s Brazos Mutual Funds Mailing 5949 Sherry Lane Address Suite 1600 Dallas, TX 75225	Date Typed 02/28/07 By: wjl A/E: WJL Insured’s No. Telephone Confirmation [ X ]
Company St. Paul Fire & Marine Insurance Company or c/o St. Paul Travelers Agency 485 Lexington Avenue New York, NY 10017	Date With Whom
New Order [ ] Endorsement [ ] Renewal [ X ] Rewrite [ ] Information Only [ ]	Inception or Effective Date 03/01/07
Name (if different from mailing address)	Expiration 03/01/08 Policy No. TBA Company St. Paul Fire & Marine Insuarance Co.
Location(s) (if different from mailing address	Prepaid [ X ] Installment [ ] Premium $3,500
Type of Coverage - Registered Management Investment Company Bond
Specifications - It is hereby understood and agreed that renewal coverage is bound effective March 1, 2007 to
 March 1, 2008 as follows:

Limit of Liability                      Deductible                    Premium
                                   (Each Loss)                     (Annual)

                       $0 as respects Fidelity of                   $3, 500
$1,250,000                    Funds; $5,000 all other

Coverage will be written pursuant to the terms and conditions of the expiring Bond Form, in addition to the following:

Automatic Coverage Endorsement for New Investment Companies/Increased Limits

Mortgagee [ X ] Loss Payee [ ] Additional Insured [ ] Other [ ]
Enclosure [ ]
The undersigned company agrees, for its respective interests only and to the extent respectively indicated to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed by Frank Crystal & Co., Inc.

Remarks [ ]	This Binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.
For Frank Crystal & Co., Inc. Refer to: William J. Lambiase, Jr.	Name of Underwriter: (Print or Type) Jared Latigona Signature Original Signature on File with Frank Crystal & Co., Inc.
Admitted [ X ] Non Admitted [ ]	For (Insurance Company) St. Paul Fire & Marine Insuarance Co. Date Signed

Brazos Resolutions

Fidelity Bond

FURTHER VOTED: That the renewal of the fidelity bond and the premium allocation as presented to this meeting be, and it hereby is, approved; and it was

FURTHER VOTED: That, within 10 days of receipt of the fidelity bond, the officers of the Trust shall file said bond with the Securities and Exchange Commission, together with such information as is required by Rule 17g-1 under the Investment Company Act of 1940; and it was

FURTHER VOTED: That the officers of the Trust be, and they hereby are, authorized to take such actions as are necessary to complete properly said filing.